UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Lord Abbett Private Credit Fund

(Name of Subject Company (Issuer))

Lord Abbett Private Credit Fund

(Names of Filing Person (Offeror and Issuer))

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

CUSIP: N/A

(CUSIP Number of Class of securities)

Randolph A. Stuzin, Esq.

Lord Abbett Private Credit Advisor LLC

30 Hudson Street

Jersey City, New Jersey 07302

(888) 522-2388

(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Richard Horowitz, Esq.

Cynthia Beyea, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The information contained in the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”), respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is Lord Abbett Private Credit Fund (the “Company”). The Company is an externally managed closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). It is organized as a Delaware statutory trust. The principal executive office of the Company is located at 30 Hudson Street, Jersey City, New Jersey 07302, and the telephone number is (888) 522-2388.

(b)	As of the close of business on February 28, 2026, there were 26,541,004.97 shares of the Company’s common shares of beneficial interest, par value $0.01 per share (the “Shares”), outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 5% Shares that are properly tendered by holders of the Shares (“Shareholders”) and not properly withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Company’s Shares outstanding as of February 28, 2026.

(c)	The Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)	The Company is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Lord Abbett Private Credit Advisor LLC (the “Adviser”) serves as the investment adviser for the Company. The Adviser is located at 30 Hudson Street, Jersey City, New Jersey 07302 and the telephone number is (888) 522-2388. The members of the Company’s Board of Trustees (the “Board”) are Stephan Kuppenheimer, Steven Rocco, Sharon French, John Shaffer, and Lisa Shalett (each, a “Trustee”). Stephan Kuppenheimer serves as Chief Executive Officer of the Company, Vincent Lu serves as President of the Company, Jennifer Karam serves as Vice President, Secretary and Chief Legal Officer of the Company, Salvatore Dona serves as Chief Financial Officer and Treasurer of the Company, Mary Ann Picciotto serves as Chief Compliance Officer of the Company, and Randolph A. Stuzin serves as Vice President and Assistant Secretary of the Company. The Trustees and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 1,327,050.25 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on May 29, 2026 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)	The purchase price of a Share (or portion thereof) tendered will be its net asset value as of June 30, 2026, or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Company has received and accepted their tender. If a Shareholder’s Shares are accepted for payment, the Company will effect payment for those Shares in cash promptly by check, ACH or wire transfer after May 29, 2026, after the net asset value per Share as of the Valuation Date is finalized (unless extended by the Company as described in the Offer to Purchase). A form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and is incorporated herein by reference.

(iii)	The Offer is scheduled to expire on May 29, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)	Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Shares to be purchased from any officer, Trustee or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares. To the Company’s knowledge, none of the officers, Trustees, or affiliates (with the exception of any shareholders of the Company who may be deemed to be affiliates solely due to their ownership of Shares) of the Company intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)	Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. The Board has the discretion to determine whether the Company will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Company purchase Shares from Shareholders quarterly. However, the Company is not required to conduct tender offers.

Except as previously disclosed in the Company’s filings with the SEC, the Company does not know of any contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between (i) the Company, any of the Company’s executive officers or Trustees, any person controlling the Company, or any executive officer or director of any corporation ultimately in control of the Company and (ii) any other person with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. Because the Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Not applicable.

(d)	None of the Company, the Adviser or the Board or any person controlling the Company, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing or new Shareholders.

Item 8.	Interest in Securities of the Subject Company.

(a)	Based on the number of Shares outstanding as of February 28, 2026, the following persons (the named individuals being the trustees and executive officers of the Company) own the number of Shares indicated in the below table (based on beneficial ownership as defined under Exchange Act Rule 13d-3):

Person	Shares	Percentage of the Company’s Outstanding Shares
Stephan Kuppenheimer	21,912.04	*
Steven Rocco	—	—
Sharon French	—	—
John Shaffer	19,809.83	*
Lisa Shalett	—	—
Jennifer Karam	—	—
Salvatore Dona	1,988.86	*
Vincent Lu	19,841.27	*
Mary Ann Picciotto	—	—
Randolph A. Stuzin	—	—
All Trustees and officers as a group (10 persons)	63,552.00	*

*	Less than 1%.

Based on information available to the Company, none of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Company has issued to the Adviser, Trustees and officers of the Company an aggregate of approximately 379.12 Shares, including the net impact of Shares issued pursuant to the Company’s dividend reinvestment plan, for net proceeds of approximately $9,515.97 to the Adviser, any Trustee or officer of the Company, or any person controlling the Company or the Adviser. Except as previously disclosed in the Company’s filings with the SEC in connection with the Company’s private continuous offering of Shares, there have been no other transactions in Shares effected during the past sixty (60) days by the Company, the Adviser, or any Trustee or officer of the Company, or any person controlling the Company or the Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)	The audited annual financial statements of the Company dated December 31, 2025 included in the Company’s annual report on Form 10-K, filed with the SEC on EDGAR on March 20, 2026, are incorporated herein by reference. The Company will prepare and make available to Shareholders the audited annual financial statements of the Company within ninety (90) days after the close of the period for which the report is being made.

The Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

Reports and other information about the Company are available on the EDGAR Database on the SEC’s Internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	None.

(5)	None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.

(iii)	Form of Letter of Transmittal.

(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of the Request to Repurchase Shares.

(v)	Form of Notice of Withdrawal of Tender.

(a)(2)-(4)	Not applicable.

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Calculation of Filing Fees Table.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Company to Shareholders in Connection with the Company’s Acceptance of the Request to Repurchase Shares.
(a)(1)(v)	Form of Notice of Withdrawal of Tender.
107	Calculation of Filing Fees Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lord Abbett Private Credit Fund

Date: April 30, 2026	By:	/s/ Randolph A. Stuzin
Name: Randolph A. Stuzin
Title: Vice President and Assistant Secretary